UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER 1-12001

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Years Ended December 31, 2008 and 2007
with Report of Independent Registered Public Accounting Firm

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2009

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Investments at fair value:
Interest in registered investment companies	$5,681,877	$9,905,885
Interest in synthetic investment contracts	4,927,773	5,386,496
Interest in common collective trusts	3,269,828	2,845,908
Interest-bearing cash and cash equivalents	431,656	283,258
Participant loans	978,855	699,671
Corporate common stocks	49,309	5,782

Net assets available reflecting investments at fair value	15,339,298	19,127,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	320,488	19,282

Net assets available for benefits	$15,659,786	$19,146,282

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Contributions:
Employee	$1,664,744	$1,721,380
Rollovers	24,257	98,865

Total contributions	1,689,001	1,820,245

Investment income (loss):
Net gain (loss) from interest in registered investment companies	(4,093,248)	935,279
Net gain (loss) from common/collective funds	(745,418)	37,173
Interest income	144,962	86,595
Net realized/unrealized loss on corporate common stocks	(37,576)	(521)
Other income	135,419	50,258

Total investment income (loss)	(4,595,861)	1,108,784

	(2,906,860)	2,929,029

Distributions to participants	(579,636)	(1,598,162)
Fees	—	(301)

	(579,636)	(1,598,463)

Net increase (decrease) in net assets available for benefits	(3,486,496)	1,330,566
Net assets available for benefits at beginning of year	19,146,282	17,815,716

Net assets available for benefits at end of year	$15,659,786	$19,146,282

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements
1. Significant Accounting Policies
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The following description of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was adopted by Jewel Acquisition, LLC (Jewel or the Company), effective June 1, 2004, for Jewel employees at the Midland and Louisville facilities who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Jewel (the Plan Sponsor) is a wholly-owned indirect subsidiary of Allegheny Technologies Incorporated (the plan administrator). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986 (Code), to provide for a cash or deferred arrangement within the meaning of Section 401(k) of the Code, and to meet the requirements of the Employee Retirement Income Security Act of 1974 , as amended (ERISA).
On June 1, 2004, Jewel acquired the Midland and Louisville facilities from J&L Specialty Steel, LLC. Prior to June 1, 2004, J&L Specialty Steel, LLC sponsored a qualified defined contribution plan (J&L plan). As of the date of the acquisition of the plant assets at Midland and Louisville, Jewel adopted this Plan to permit eligible Jewel employees to participate in a qualified defined contribution plan and, should such individual employees who participated in the J&L plan choose, to roll over balances in the J&L plan to this Plan.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Overview:
This Plan is a qualified defined contribution plan that allows participants to contribute from 1% to 80% of their eligible pay on a pre-tax basis. Federal law limits the annual amount an employee can contribute on a pre-tax basis. However, participants who have attained age 50 by the end of the Plan Year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of, Section 414(v) of the Code.
With respect only to participants at the Midland plant, the applicable collective bargaining agreement mandates that each participant shall authorize the Company to contribute to the Plan, on the participant’s behalf, an elective employee contribution of one dollar ($1.00) per hour for each hour in which the participant is paid by the Company during the Plan Year.
A participant, while still employed, may elect in-service withdrawals at any time for all or part of the account balance, excluding any investment income. However, a participant cannot withdraw any portion prior to attainment of age 59-1/2 unless the Plan administrator determines that the participant has a “hardship” within the meaning of Section 401(k) (2) (B) of the Code.
A participant may roll money into the Plan from a former employer’s qualified plan or IRA.
A participant may borrow up to 50% of the account value while an active employee subject to a minimum loan amount of $500, but may not have more than three loans outstanding at one time. All contributions by participants, and any made on their behalf, are participant-directed into any of the investment options offered under the Plan. Participants shall at all times be 100% vested in their contributions, and any made on their behalf, to the Plan.
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.
3. Investments
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007

American Funds Growth Fund of America	$2,544,925	$4,481,158
MFS Value Fund	1,554,127	2,694,578
Barclays Global Investors Asset-Backed Securities Index Fund**	907,654	978,803
Barclays Global Investors Intermediate Term Credit Bond Index Fund**, ***	826,001	831,363
State Street Global Advisors S&P 500 Flagship SL Fund*	767,144	1,393,728
American Funds Europacific Growth Fund*	674,582	1,278,165

*	Current year presented for comparative purposes only

**	Held within SICs

***	Prior year presented for comparison purposes only
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2008	2007

Monumental Life Ins. Co. Constant Duration SIC	$1,392,892	$1,305,623
Rabobank Constant Duration SIC	1,359,964	1,327,992
The Standish Mellon Stable Value Fund (the Fund) is a separate account that invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
3. Investments (continued)
resetting; in effect the contract never matures. At December 31, 2008 and 2007, the interest crediting rates ranged from 4.12% to 5.04% and from 4.30 % to 5.32%, respectively.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31
	2008	2007

Average yields:
Based on actual earnings	4.67%	4.72%
Based on interest rate credited to participants	4.56%	4.57%
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.   Specifically, FAS 157:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.
Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents – where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate common stocks – are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common/collective trust funds – these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

•	Registered investment companies – these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other – where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.
•	Loans to plan participants – valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in registered investment companies	$5,681,877	$—	$5,681,877
Interest in synthetic investment contracts	—	4,927,773	4,927,773
Interest in common collective trusts	—	3,269,828	3,269,828
Interest-bearing cash and cash equivalents	335,790	95,866	431,656
Participant loans	—	978,855	978,855
Corporate common stocks	49,309	—	49,309

Total assets at fair value	$6,066,976	$9,272,322	$15,339,298

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated January 5, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified, and the related trust is tax-exempt.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$268,734
American Funds Europacific Growth Fund	674,582
American Funds Growth Fund of America	2,544,925
MFS Value Fund	1,554,127
Lord Abbett Mid Cap Value Fund	74,896
MSIF Small Company Growth Fund	474,330
Western Asset Core Plus Bond Fund	90,283

Total registered investment companies	$5,681,877

Corporate Common Stock
Allegheny Technologies Incorporated*	$49,309

Participant loans* (5.00% to 9.25%, with maturities through 2020)	$978,855

Interest-Bearing Cash and Cash Equivalents
Mellon Trust of New England TIF Fund	$335,790
Natixis Financial	95,866
Adjustment from fair to book value	(656)

$431,000

Common Collective Trusts
Standish Mellon Stable Value Fund	$109,199
Adjustment from fair to book value	5,135
State Street Global Advisors Target Retirement Income SL Series Fund	13,474
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	95,798
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	708,305
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	679,108
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	307,191
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	269,704
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	221,430
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	71,964
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	13,155
State Street Global Advisors S&P 500 Flagship SL Series Fund	767,144
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	13,356

$3,274,963

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$43,612
CMBS, BACM 2005-3 A3A	47,648
Fannie Mae, FNR 2002-74 LC	3,591
Freddie Mac, FHR 2627 BU	79,873
Freddie Mac, FHR 2640 TL	40,213

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Freddie Mac, FHR 2715 ND	51,122
Freddie Mac, FHR 2760 EB	46,001
Freddie Mac, FHR 2786 PC	23,801
Freddie Mac, FHR 2865 PQ	70,771
Freddie Mac, FHR 2866 XD	70,940
Freddie Mac, FHR 2870 BD	47,691
Freddie Mac, FHR 2888 OW	33,616
GNMA Project Loans, GNR 06-51 A	52,731
Auto Valet 2008-2 A3A	69,863
Bank of America, N.A. Wrap contract	7,104

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	688,577

Auto, BASAT 06-G1 A4	68,918
CMBS, CDCMT 2002-FX1D1895488.82	44,345
Rate Redu Bonds, CNP 05-1 A2	70,287
Freddie Mac, FHR 2631 LB	32,188
Freddie Mac, FHR 2681 PC	61,063
Freddie Mac, FHR 2778 KR	23,754
Freddie Mac, FHR 2981 NB	54,897
Freddie Mac, FHR 2891 NB	47,935
CMBS, MLMT 05-CIP1 A2	85,702
CMBS, MLMT 05-CKI1 A2	42,472
CMBS, CD05-CD1 A2 FX	21,447
State Street Bank Wrap contract	18,075

State Street Bank Fixed Maturity Synthetic Contract 105028	571,083

CMBS, BSCMS 05-T18 A2	33,275
CMBS, BSCMS 99-WF2 A2	30,295
CMBS, BSCMS 03-T12 A2	4,690
Freddie Mac, FHR 2663 ML	83,042
Freddie Mac, FHR 2763 PC	62,443
Freddie Mac, FHR 2921 NV	35,498
Freddie Mac, FHR 2934 OC	48,006
CMBS, HFCMC 99-PH1 A2	4,603
CMBS, JPMCC 05-LDP2 A2	43,085
CMBS, MSC 99-CAM1 A4	1,307
Auto, NALT 06-A A4	92,898
Auto, VWALT 06-A A4	35,144
Natixis Financial Products Wrap contract	6,872

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	481,158

Total Fixed Maturity Synthetic Contracts	$1,740,818

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$52,745

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Barclays Global Investors, Asset-Backed Sec Index Fund	361,237
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	109,857
Barclays Global Investors, Int Term Credit Bond Index Fund	328,754
Barclays Global Investors, Int Term Government Bond Index Fund	126,507
Barclays Global Investors, Long Term Government Bond Index Fund	30,874
Barclays Global Investors, Mortgage-Backed Sec Index Fund	271,197
Monumental Life Ins. Co. Wrap contract	111,721

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	1,392,892

Barclays Global Investors, 1-3 Year Government Bond Index Fund	51,377
Barclays Global Investors, Asset-Backed Sec Index Fund	351,906
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	107,007
Barclays Global Investors, Int Term Credit Bond Index Fund	320,225
Barclays Global Investors, Int Term Government Bond Index Fund	123,225
Barclays Global Investors, Long Term Government Bond Index Fund	30,073
Barclays Global Investors, Mortgage-Backed Sec Index Fund	264,161
Rabobank Wrap contract	111,990

Rabobank Constant Duration Synthetic Contract ATI060301	1,359,964

Barclays Global Investors, 1-3 Year Government Bond Index Fund	28,401
Barclays Global Investors, Asset-Backed Sec Index Fund	194,511
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	59,154
Barclays Global Investors, Int Term Credit Bond Index Fund	177,022
Barclays Global Investors, Int Term Government Bond Index Fund	68,119
Barclays Global Investors, Long Term Government Bond Index Fund	16,625
Barclays Global Investors, Mortgage-Backed Sec Index Fund	146,029
State Street Bank Wrap contract	60,247

State Street Bank Constant Duration Synthetic Contract 107073	750,108

Total Constant Duration Synthetic Contracts	$3,502,964

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)